

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2022

Pierre R. Breber
Chief Financial Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

  Re: Chevron Corporation
   Form 10-K for the fiscal year ended December 31, 2021
   File No. 001-00368

Dear Mr. Breber:

 We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Energy & Transportation

cc: Amit Ghai